SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2007

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

NOTICE CONCERNING THE DECISION TO LAUNCH A PUBLIC TAKEOVER OFFER FOR SHARES OF ITELLIGENCE AG

On October 24, 2007, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning the decision to launch a public takeover offer in Germany for shares of itelligence AG by NTT DATA EUROPE GmbH & Co. KG, NTT DATA CORPORATION’s wholly-owned subsidiary.

The attached notice is a summary translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE
CORPORATION

By	/s/ Koji Ito
Name: Koji Ito
Title: General Manager
Finance and Accounting Department

Date: October 24, 2007

October 24, 2007

Notice Concerning the Decision to Launch a Public Takeover Offer in the German Market

NTT DATA CORPORATION (“NTT DATA”) announced today that it has decided to make a voluntary public takeover offer for the acquisition of all shares of itelligence AG, a German corporation, through NTT DATA EUROPE GmbH & Co. KG, NTT DATA’s wholly-owned subsidiary in Germany. Attached is NTT DATA’s press release.

For further information, please contact:

(Mr.) Ichiya or (Mr.) Kusumi
Global Business Strategy Office,
Corporate Strategy Planning Department
Nippon Telegraph and Telephone Corporation
TEL +81-3-5205-5191
FAX: +81-3-5205-5189

Press Release

NTT DATA to partner with itelligence and launch friendly offer for itelligence shares

•	Offer price of 6.20 Euro per itelligence share represents a very attractive premium

•	Partnership enables NTT DATA to better service its customers in Europe

•	itelligence stays a separately listed company within the NTT DATA Group

•	Co-founder Herbert Vogel remains CEO

Tokyo/Japan and Bielefeld/Germany – 23 October 2007. NTT DATA EUROPE GmbH & Co. KG, a wholly-owned subsidiary of Japanese IT company NTT DATA CORPORATION, has today agreed to partner with itelligence AG, a leading international full-service provider for solutions in the SAP environment, headquartered in Bielefeld/Germany. In accordance with the agreement, which sets out the detailed terms of the combination and was signed today, NTT DATA has announced its decision to launch a public takeover offer for all outstanding itelligence shares. The transaction is part of NTT DATA’s expansion of its global IT service capabilities.

The intended Offer in Brief

•	NTT DATA will pay 6.20 Euro per itelligence share in a cash takeover offer

•

The intended offer represents a very attractive premium of approximately 47.3 percent on the average Xetra closing share price of 4.21 Euro for the period of 3 months prior to the announcement of the decision to make the offer ending Monday, 22 October and of approximately 37.2 percent on the Xetra closing share price of 4.52 Euro on Monday 22 October

•	The acceptance period is expected to start in mid November 2007

•	NTT DATA expects to complete the offer in early 2008

Exceptional strategic fit

Guided by its vision to become a global IT innovator, the NTT DATA Group is working to build out its operations worldwide in support of the global business activities of its customers. Since 2005, NTT DATA has taken various steps to develop its international business, especially by acquiring the Revere Group in the US and the Shenzen East Net Co., Ltd. in China. The partnership of NTT DATA and itelligence is an exceptional strategic fit - in terms of geography, technology and customers:

•	itelligence will benefit from NTT DATA’s Asian strength to expand its business as a Global SAP Partner

•	itelligence gains access to NTT DATA’s large global customers to provide its services offering to these in Europe and the US

•	NTT DATA will benefit from an enhanced presence in Europe and the US to provide its clients with global service offerings, particularly within the industrial and manufacturing industries

•	itelligence will strengthen NTT DATA’s SAP capabilities and broaden its service offerings

•	Both companies will greatly benefit from joint initiatives of their complementary activities in North America

•	Both companies will benefit by sharing their knowledge base and best practices

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“We are very pleased to welcome itelligence as a partner of NTT DATA,” Executive Vice President, Takashi Enomoto, commented on the transaction. “The partnership will enhance the growth potential of both companies. We value the leadership of itelligence in the SAP environment and its strong market position in the mid market. Applying the know-how of itelligence to our multinational clients will offer fantastic growth opportunities for itelligence. We look forward to enhancing the skills of itelligence and the company’s highly talented team of professionals and supporting them to build their business globally.”

Herbert Vogel, CEO of itelligence, added: “By teaming up with NTT DATA, we’re able to fully capitalize on our market position that we have established as a Global SAP Partner Service and Hosting. This combination is a great fit. I am excited to lead itelligence into the future with such a strong IT group behind us.”

Based on partnership and supported by management

Herbert Vogel and his wife have irrevocably committed to accept the proposed offer and to tender slightly more than half of their combined itelligence shares. In consultation with NTT DATA, Herbert Vogel intends to retain the remaining shares to underscore his ongoing commitment, as co-founder and longstanding CEO of itelligence, to continue to lead the company and its employees going forward.

NTT DATA is very interested in keeping itelligence as a separately listed company and in retaining management and employees, while supporting the company in its future growth and development. A domination agreement was explicitly ruled out in the business combination agreement for the foreseeable future. There shall be no workforce reductions resulting from the transaction. itelligence AG shall keep its current name, brand and headquarters. NTT DATA seeks appropriate representation on the Supervisory Board.

The Supervisory Board of itelligence has approved the transaction and the Management Board and the Supervisory Board intend to recommend to the shareholders of itelligence to accept the offer subject to review of final offer document and applicable laws. It is intended that the offer will be in particular subject to the condition that NTT DATA is able to acquire at least 50 percent plus one share on a fully diluted basis in order to fully consolidate itelligence, as well as other usual conditions such as merger control clearance.

NTT DATA intends to finance the transaction fully with cash at hand.

Nomura and Rothschild are acting as financial advisers to NTT DATA in this transaction.

Subject to an approval by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin), the offer document will be published in accordance with the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG), and made available on: http://www.nttdataeurope.com.

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Joint Press Call

The transaction will be presented by Mr. Herbert Vogel and Mr. Takashi Enomoto in a joint press call (details outlined below).

Date:	Wednesday, 24 October 2007
Time:	11 am CET
Dial-in number:	+49-89-2444 32 690
Confirmation Code:	56 24 732

The press call will be held in German.

About NTT DATA

NTT DATA is a quoted subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”). It offers a broad range of IT services including consulting, systems integration and IT outsourcing. NTT DATA posted total revenues of approx. JPY 1 trillion (Euro 7.0 billion)1 for the year ended March 31, 2007, and has more than 22,600 employees. Since 2005, NTT DATA has taken various steps to develop the international business, including the acquisition of the Revere Group in the US and the Shenzen East Net Co., Ltd. in China. For more information, visit the NTT DATA website: http://www.nttdata.co.jp/en/

About itelligence

itelligence is one of the leading international full-service providers for solutions in the SAP environment. The company offers its customers a tailored solution and service portfolio for the entire lifecycle of an IT investment. The company employs more than 1,200 highly qualified people in 15 countries. In 2006, itelligence generated total sales of Euro 163.8 million. For more information, visit the itelligence website: http://www.itelligence.de.

Media contact

NTT DATA:

Sara-Lisa Cavallaro, Hering Schuppener Consulting, Tel: +49-69-921874-68

itelligence:

Silvia Dicke, Head of Media Relations, Tel: +49-521- 9144 8107

[1]	Based on the average exchange rate of approx. 150 JPY/EUR for the period from April 1, 2006 to March 31, 2007 (source: http://www.oanda.com/convert/fxhistory).

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Important Information

This is neither an offer to purchase nor a solicitation of an offer to sell shares in itelligence AG, nor an offer to purchase or sell any other securities. The terms and conditions of the offer will be published in the offer document only after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained. Investors and holders of shares in itelligence AG are strongly advised to read the relevant documents regarding the takeover offer to be published by NTT DATA EUROPE GmbH & Co. KG when they become available because they will contain important information. Investors and holders of shares in itelligence AG will be able to receive these documents, when they become available, at the web site http://www.nttdataeurope.com.

The information herein may contain “forward-looking statements”. Forward-looking statements may be identified, in particular, by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business of NTT DATA, NTT DATA EUROPE GmbH & Co. KG, itelligence AG or any other entities. These statements are based on the current expectations of management of NTT DATA and NTT DATA EUROPE GmbH & Co. KG and are inherently subject to uncertainties and changes in circumstances. NTT DATA and NTT DATA EUROPE GmbH & Co. KG do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

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